UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

LONGBOARD PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

LANGKAWI CORPORATION
(Offeror)
A Direct Wholly Owned Subsidiary of

LUNDBECK LLC
(Parent of Offeror)
An Indirect Wholly Owned Subsidiary of

H. LUNDBECK A/S
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

54300N103
(CUSIP Number of Class of Securities)

Ole Wendler Pedersen
H. Lundbeck A/S
SVP, Global General Counsel
Ottiliavej 9
DK-2500 Valby
Denmark
+45 36 30 13 11

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Alan Zoccollilo, Esq.
Piotr Korzynski, Esq.
Baker & McKenzie LLP
452 Fifth Avenue
New York, NY 10018
(212) 626-4100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☑	Third-party offer subject to Rule 14d-1.
	☐	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 30, 2024 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Langkawi Corporation, a Delaware corporation (“Purchaser”), a direct wholly owned subsidiary of Lundbeck LLC, a Delaware limited liability company (“Payor”), and an indirect wholly owned subsidiary of H. Lundbeck A/S, a Danish aktieselskab (“Parent”), to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Longboard Pharmaceuticals, Inc., a Delaware corporation, for $60.00 per Share, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment is being filed to reflect certain updates as set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby further amended by adding the following paragraphs at the end of the section:

“Litigation

Since the initial filing of the Schedule TO, two complaints have been filed in state court in New York by purported stockholders of Longboard against Longboard and the Longboard Board in connection with the Merger: Williams v. Longboard Pharmaceuticals, Inc. et al., Case No. 655886/2024 (N.Y. Sup. Ct. filed November 7, 2024), and Kent v. Longboard Pharmaceuticals, Inc. et al., Case No. 655919/2024 (N.Y. Sup. Ct. filed November 8, 2024). The foregoing complaints are referred to as the “Complaints.”

The Complaints purport to allege negligence and negligent misrepresentation claims under New York common law relating to the Schedule 14D-9. The Complaints seek, among other things, an injunction enjoining consummation of the Offer and the Merger, rescission of the Offer or the Merger if consummated, costs, including attorneys’ fees and experts’ fees and expenses, and an order directing that certain information allegedly omitted from the Schedule 14D-9 be disclosed.

In addition to the Complaints, as of November 18, 2024, Longboard has received thirteen demand letters, including one that attached a draft complaint (the “Demand Letters”), from purported Longboard stockholders. The Demand Letters generally seek that certain information allegedly omitted from the Schedule 14D-9 be disclosed.

Additional demand letters or lawsuits may be received by or filed against Longboard, the Longboard Board, Parent, Payor and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional or similar demand letters are sent or complaints are filed, neither Longboard nor Parent will necessarily announce such additional filings.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2024

H. LUNDBECK A/S

By:	/s/ Joerg Hornstein
Name:	Joerg Hornstein
Title:	Executive Vice President

LUNDBECK LLC

By:	/s/ Thomas Gibbs
Name:	Thomas Gibbs
Title:	President

LANGKAWI CORPORATION

By:	/s/ Thomas Gibbs
Name:	Thomas Gibbs
Title:	President